UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 11-K


        -----
        / X /   Annual Report Pursuant to Section 13 or 15(d) of the Securities
        -----   Exchange Act of 1934 for the Year Ended December 31, 2007


                Or


        -----
        /   /   Transition Report Pursuant to Section 15(d) of the Securities
        -----   Exchange Act of 1934



  For the transition period from ______________________ to ___________________

  Commission File No. 1-9232


     A. Full title of the plan and address of the plan, if different from that of the issuer named below:


                  Volt Information Sciences, Inc. Savings Plan
                  --------------------------------------------


     B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:


                                Volt Information Sciences, Inc.
                                -------------------------------
                                560 Lexington Avenue
                                -------------------------------
                                New York, NY 10022
                                -------------------------------

                  VOLT INFORMATION SCIENCES, INC. SAVINGS PLAN
                                    FORM 11-K
                                TABLE OF CONTENTS

                                                                                Page No.

        Report of Independent Registered Public Accounting Firm                    2

   (a)  Financial Statements:

        Statements of Net Assets Available for Benefits - December 31, 2007
          and December 31, 2006                                                    3

        Statements of Changes in Net Assets Available for Benefits -
          For the years ended December 31, 2007 and December 31, 2006              4

        Notes to Financial Statements                                              5

        Supplemental Schedules:
        Schedule of Assets (Held at End of Year)                                  13
        Schedule of Reportable Transactions                                       14


Signature                                                                         15

   (b)  Exhibit:
        Consent of Independent Registered Public Accounting Firm                  16

             Report of Independent Registered Public Accounting Firm


The Trustees of the Volt Information Sciences, Inc. Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Volt Information Sciences, Inc. Savings Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2007, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                        /s/Mitchell & Titus, LLP
New York, New York
June 27, 2008

                  Volt Information Sciences, Inc. Savings Plan

                 Statements of Net Assets Available for Benefits

                                                                          December 31
                                                                   2007              2006
                                                              ---------------------------------
Assets
Cash                                                          $        20,375   $       176,234

Investments, at fair value:
   Mutual funds                                                    73,067,196        71,704,088
   Volt Information Sciences, Inc. Common Stock                    13,301,977        23,655,638
   Common/Collective trusts                                        25,345,117        17,512,136
   Participant loans                                                3,335,055         3,062,329
                                                              ---------------------------------
Total investments                                                 115,049,345       115,934,191
                                                              ---------------------------------


Contributions receivable:
   From employer                                                    1,314,113           872,487
   From participants                                                  205,201           169,769
                                                              ---------------------------------
Total contributions receivable                                      1,519,314         1,042,256
                                                              ---------------------------------

Interest and dividend receivable                                       34,269                 -
                                                              ---------------------------------

Total assets                                                      116,623,303       117,152,681

Liability
Pending trades, net                                                         -            31,167
                                                              ---------------------------------
Net assets available for benefits at fair value                   116,623,303       117,121,514
                                                              ---------------------------------

Adjustment from fair value to contract value for interest in collective trusts relating to fully benefit-responsive
   investment contracts                                                 7,141           250,160
                                                              ---------------------------------

Net assets available for benefits                             $   116,630,444   $   117,371,674
                                                              =================================

See accompanying notes.

                  Volt Information Sciences, Inc. Savings Plan

           Statements of Changes in Net Assets Available for Benefits

                                                                   Year ended December 31
                                                                   2007              2006
                                                              ---------------------------------
Additions
Investment income:
   Interest and dividend income                               $     4,347,806   $     4,713,293
   Net (depreciation) appreciation in fair value of
     investments                                                  (10,806,544)       21,083,627
                                                              ---------------------------------
Total investment (loss) income                                     (6,458,738)       25,796,920
                                                              ---------------------------------

Contributions:
   Participant                                                     13,258,460        10,872,033
   Employer                                                         2,321,116         1,813,016
                                                              ---------------------------------
Total contributions                                                15,579,576        12,685,049
                                                              ---------------------------------

Total additions                                                     9,120,838        38,481,969

Deductions
Benefits paid to participants                                       9,850,193         8,491,912
Other deductions                                                       11,875                 -
                                                              ---------------------------------
Net (decrease) increase                                              (741,230)       29,990,057

Net assets available for benefits at beginning of year            117,371,674        87,381,617
                                                              ---------------------------------

Net assets available for benefits at end of year              $   116,630,444   $   117,371,674
                                                              =================================

See accompanying notes.

                  Volt Information Sciences, Inc. Savings Plan

                          Notes to Financial Statements

                           December 31, 2007 and 2006


A. Background

The Volt Information Sciences, Inc. Savings Plan (the "Plan"), as amended and restated, was adopted by the Board of Directors of Volt Information Sciences, Inc. ("VIS" or the "Company") on September 29, 1980.

FIn January 2000, the Volt Information Sciences, Inc. Employees' Stock Ownership Plan ("ESOP") was merged into the Plan. In connection therewith, all of the ESOP assets were transferred into the Plan. All ESOP benefit accruals were frozen and all accounts became fully vested, effective January 1, 2000.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

B. Significant Accounting Policies

The accounting records of the Plan are maintained on the accrual basis.

Investments, including the investment in VIS common stock, are stated at fair value, generally determined by reference to published market data. Investments in collective trust funds are valued at the net asset value per unit as reported by the respective funds. Participant loans are stated at their outstanding principal balances, which approximate fair value.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans" (the "FSP"), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through collective trust funds. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trusts as well as the adjustment of the investment in the collective trusts from fair value to contract value relating to the investment contracts. The Company adopted the provisions of the FSP at December 31, 2006. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.

                  Volt Information Sciences, Inc. Savings Plan

B. Significant Accounting Policies (continued)

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Costs and expenses incurred with regard to the administration of the Plan may be paid by the Plan.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain amounts in the 2006 financial statements have been reclassified to conform with the 2007 financial statement presentation.

C. Investments

The Company, with the approval of the Board of Directors, changed the trustee of the Plan from Bank of New York Mellon to Charles Schwab. In May 2007, the assets, excluding the investment in the Mellon Stable Value Fund, were transferred to the new trustee. The investment in the Mellon Stable Value Fund was transferred to the new trustee over a nine-month period beginning May 2007. During this transition period, the Mellon Stable Value Fund and the Schwab Stable Value Fund were combined into a blended fund called the Volt Unitized Stable Value Fund.

                  Volt Information Sciences, Inc. Savings Plan

C. Investments (continued)

The fair value of investments held by the Plan as of December 31, 2007 and 2006 were as follows:

Investments at fair value                                                 December 31
                                                                    2007              2006
                                                              ----------------------------------
Common/Collective Trusts:
   Schwab Managed Retirement 2010                                  $2,995,423
   Schwab Managed Retirement 2020                                   3,196,632
   Schwab Managed Retirement 2030                                   2,509,812
   Schwab Managed Retirement 2040                                   1,174,913
   Schwab Managed Retirement 2050                                     233,108
   Schwab Managed Retirement Inc                                      230,238
   Schwab Stable Value Fund (1)                                     8,762,817*
   Mellon Stable Value Fund (1)                                     6,242,174*      $17,442,373*
Mutual Funds:
   Alger Small Cap Growth Fund                                      3,578,825
   American Beacon Large Cap Value Fund                             3,950,280
   Davis New York Venture Fund                                      1,378,432
   Goldman Sachs Mid-Cap Value Fund                                16,626,638*
   Laudus International MarketMasters Fund                         10,304,889*
   Morgan Stanley Mid Cap Growth Fund                               2,596,016
   Northern Small Cap Value Fund                                      585,165
   Schwab S&P 500 Index Fund                                       23,612,213*
   T Rowe Price Growth Stock Fund                                   2,231,381
   Western Asset Core Plus Port Fund                                7,319,201*
   Dreyfus Premier Balanced Fund                                                      7,595,638*
   Dreyfus Disciplined Stock Fund                                                     3,092,753
   Dreyfus Midcap Value Fund                                                         19,154,368*
   Dreyfus Basic S&P 500 Index Fund                                                  22,825,636*
   Dreyfus Founders Discovery Fund                                                    3,162,408
   Dreyfus Premier Core Bond Fund                                                     6,140,579*
   Dreyfus Appreciation Fund                                                          3,101,484
   Templeton Foreign Fund                                                             6,343,909*
   Volt Information Sciences, Inc. Common Stock                    13,301,977*       23,655,638*
Self-directed accounts                                                884,156           357,076
Participant loans                                                   3,335,055         3,062,329
                                                              ----------------------------------
Total investments                                             $   115,049,345   $   115,934,191
                                                              ==================================

*Individual investment representing 5% or more of net assets available for benefits.
(1) In 2007, these funds were components of the Volt Unitized Stable Value Fund.

                  Volt Information Sciences, Inc. Savings Plan

C. Investments (continued)

During the years ended December 31, 2007 and 2006, the Plan's investments (including investments purchased, sold and held during the year) (depreciated) appreciated in fair value as follows:

                                                                         December 31
                                                                   2007              2006
                                                              ---------------------------------
   Mutual funds                                               $      (306,224)  $     3,536,313
   Volt Information Sciences, Inc. Common Stock Fund              (10,500,320)       17,547,314
                                                              ---------------------------------
   Net change in fair value                                   $   (10,806,544)  $    21,083,627
                                                              =================================


The following table details information about the net assets and the significant components of the changes in net assets relating to the Volt Information
Sciences, Inc. Common Stock Fund, which until March 31, 2007 included both participant and non-participant directed amounts.

                                                                     Year ended December 31
                                                                   2007              2006
                                                              ---------------------------------
Additions
Investment income:
   Interest, dividend and other income                        $         1,527   $         2,191
   Net (depreciation) appreciation in fair value                  (10,500,320)       17,547,314
Participant contributions                                             835,151           703,330
Employer contributions                                                140,380           121,391
Transfers from (to) other investment funds, net                        26,577        (6,146,535)
                                                              ---------------------------------
                                                                   (9,496,685)       12,227,691
Deductions
Benefits paid to participants                                         819,283           551,366
Other deductions                                                          659                 -
                                                              ---------------------------------

Net (decrease) increase                                           (10,316,627)       11,676,325

Net assets available for benefits at beginning of year             23,729,752        12,053,427
                                                              ---------------------------------
Net assets available for benefits at end of year              $    13,413,125   $    23,729,752
                                                              =================================

Effective March 31, 2007, the balances in the ESOP stock accounts are subject to the same investment direction rules as all other accounts. Prior to that date, the Plan provided that participants who had attained the age of 55 and had ten years of participation in the Plan may elect to diversify their ESOP investment of up to 25% of their individual accounts during an "election period", as

                  Volt Information Sciences, Inc. Savings Plan

C. Investments (continued)

defined. Participants who had attained the age of 60 and had completed ten years of participation in the Plan may elect to diversify the investment of up to 50% of their individual accounts during the "election period."

D. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated December 6, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. The Plan has applied for but not yet received a new determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualifications. The Plan Administrator will take all actions necessary to maintain the qualified status of the Plan. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

E. Plan Description

A brief description of certain provisions of the Plan agreement is as follows. A more detailed description of the Plan provisions is maintained in the Plan Document.

     Eligibility: Employees become eligible on their first day of employment, except as outlined in the Plan Document.

     Participant Contributions: Effective May 2007, new employees were automatically enrolled in the plan with a 3% contribution, with a thirty day grace period to opt out. Participants have the option of contributing up to 60% of base compensation, up to the Internal Revenue Service maximum or Plan limitations, which is not currently taxable to the employee, into any of the Plan's available core fund options. Participants who have reached age 50 on or before December 31 and who have already contributed the maximum, may elect to make a catch-up contribution up to the Internal Revenue Service maximum.

     Employer Contributions: The Company provides a matching contribution equal to 50% of the first 3% of salary contributions by eligible participants. These contributions are made semi-annually. Company matching contributions vest at a rate of 20% per year over a five-year period. The forfeited portion of an account of an employee who leaves employment with VIS without being fully vested may be used to reduce future employer contributions. At December 31, 2007 and 2006, the balance of unused forfeitures was $474,244 and $358,876, respectively.

                  Volt Information Sciences, Inc. Savings Plan

E. Plan Description (continued)

     Rollover  Contributions:  The  Plan  permits  the  acceptance  of  rollover contributions upon approval of the Company. Rollover contributions generally consist of lump-sum distributions received by a participant from a qualified retirement plan, an individual retirement account or individual retirement annuity. Rollover contributions are included in participant contributions in the statements of changes in net assets available for benefits.

     Investments: Upon enrollment or re-enlistment and on a daily basis thereafter, each participant can direct that his or her contributions and the Company matching contribution be invested in one or more of the available core funds. In addition, participants have the option to participate in a self-directed account and may invest up to 50% of their total account balance in mutual funds outside of the core funds.

     Payment of Benefits: Participants may make a withdrawal from any of their vested accounts at any time on or after attaining age 59 1/2. If a participant terminates service with the Company, the participant can request a distribution of their vested account balance at any time. Benefits are recorded when paid.

The Plan has a loan provision which permits participating employees to borrow from their 401(k) contribution account. The maximum loan is 50% of the participant's account balance, up to $50,000. The loan, together with interest, is repaid through payroll deductions. Interest is credited to the participant's account. The interest rate is the prime rate plus 1% at the time the loan is processed.

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. Upon such termination, participants become 100% vested and Plan assets will be distributed to participants based on their individual account balances.

                  Volt Information Sciences, Inc. Savings Plan

F. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                        December 31
                                                                   2007             2006
                                                              ---------------------------------

Net assets available for benefits per the financial
   statements                                                 $   116,630,444   $   117,371,674
Less: contract value adjustment                                        (7,141)         (250,160)
Less: amounts allocated to withdrawing participants                  (268,959)         (243,211)
                                                              ---------------------------------
Net assets available for benefits per the Form 5500           $   116,354,344   $   116,878,303
                                                              =================================

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2007:



Benefits paid to participants per the financial statements                      $     9,850,193
Add: amounts allocated to withdrawing participants at year-end                          268,959
Less: amounts allocated to withdrawing participants at prior year-end                  (243,211)
                                                                                ---------------
Benefits to participants per the Form 5500                                           $9,875,941
                                                                                ===============

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims to have been processed and approved for payment prior to the Plan year-end but not yet paid as of that date.

Fully benefit-responsive investment contracts are recorded at fair value on Form 5500 and contract value is recognized in net assets available for benefits in the financial statements. Consequently, the reported net asset values on Form 5500 and in the financial statements will differ and total additions in the financial statements may differ from the total income reported on the Form 5500.

G. Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by Charles Schwab. Charles Schwab is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

                  Volt Information Sciences, Inc. Savings Plan

H. New Accounting Pronouncement

In September 2006, the FASB issued Statement No. 157, "Fair Value Measurements" ("FAS 157"), which establishes a framework for measuring fair value under U.S. generally accepted accounting principles and expands disclosure about fair value measurements. FAS 157 is effective for financial statements issued with fiscal years beginning after November 15, 2007. The Plan's management does not believe that the adoption of FAS 157 will have a material impact on the Plan's financial statements.

I. Subsequent Event

In April 2008, the Volt Unitized Stable Value Fund was removed from the Plan and the assets were transferred to the Schwab Stable Value Fund.

                                                                EIN: #13-5658129
                                                                      Plan: #001

                  Volt Information Sciences, Inc. Savings Plan

         Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)
                                December 31, 2007

                             Description                        Units/Shares    Current Value
-----------------------------------------------------------------------------------------------
Schwab Managed Retirement 2010*                                       189,704   $     2,995,423
Schwab Managed Retirement 2020*                                       182,665         3,196,632
Schwab Managed Retirement 2030*                                       132,935         2,509,812
Schwab Managed Retirement 2040*                                        60,719         1,174,913
Schwab Managed Retirement 2050*                                        23,381           233,108
Schwab Managed Retirement Inc*                                         19,495           230,238
Alger Small Cap Growth Fund                                           125,529         3,578,825
American Beacon Large Cap Value Fund                                  176,431         3,950,280
Davis New York Venture Fund                                            34,452         1,378,432
Goldman Sachs Mid-Cap Value Fund                                      470,343        16,626,638
Laudus International MarketMasters Fund                               474,661        10,304,889
Morgan Stanley Mid Cap Growth Fund                                     79,902         2,596,016
Northern Small Cap Value Fund                                          42,129           585,165
Schwab S&P 500 Index Fund*                                          1,043,403        23,612,213
T Rowe Price Growth Stock Fund                                         66,808         2,231,381
Schwab Stable Value Fund                                              502,907         8,762,817
Mellon Stable Value Fund                                            6,272,911         6,242,174
Western Asset Core Plus Port Fund                                     718,273         7,319,201
Personal Choice Retirement (1)                                              -           884,156
Volt Information Sciences, Inc Common Stock Fund* (2)                 728,476        13,301,977
Loans to Participants **                                            3,335,055         3,335,055
                                                                                ---------------
                                                                                $   115,049,345
                                                                                ===============

*    Indicates party-in-interest to the Plan.
**   All loans mature within 10 years; interest rates range from 5.00% to 10.5%.

(1) Personal Choice Retirement, the participants' self-directed accounts, consist of various investments.

(2) Cost $11,969,154

                                                                EIN: #13-5658129
                                                                      Plan: #001


                  Volt Information Sciences, Inc. Savings Plan

           Schedule H, Line 4(j)--Schedule of Reportable Transactions

                          Year ended December 31, 2007

                                                                                                        Current
                                                                                                        Value of
                                                                                                        Asset on
                                                                 Purchase      Selling      Cost of    Transaction  Net Gain
                            Description of Assets                 Price         Price        Asset        Date       (Loss)
-----------------------------------------------------------------------------------------------------------------------------
Category (iii)--A series of transactions with respect to
   securities of the same issue which amount in the aggregate to more than 5% of the current value of plan assets at the
   beginning of the plan year                                   $ 4,294,207  $         -  $ 4,294,207  $ 4,294,207  $       -
Volt Information Sciences, Inc. Common Stock Fund*                        -    4,147,539    3,721,459    4,147,539    426,080



There were no category (i), (ii) or (iv) transactions during the year ended December 31, 2007.

* Indicates party-in-interest to the Plan.

                  Volt Information Sciences, Inc. Savings Plan


                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrators have duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                VOLT INFORMATION SCIENCES, INC.
                                        SAVINGS PLAN


                                By: /s/Jack Egan
                                    -------------------------------------------
                                    Jack Egan, Administrator



Date: June 27, 2008

            Consent of Independent Registered Public Accounting Firm


We consent to the  incorporation  by reference  in  Registration  Statement  No.
333-45903 on Form S-8 dated February 9, 1998 and Registration Statement No. 333-106245 on Form S-8 dated June 18, 2003 pertaining to the Volt Information Sciences, Inc. Savings Plan of our report dated June 27, 2008, with respect to the financial statements and supplemental schedules of the Volt Information Sciences, Inc. Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2007.



                                                        /s/Mitchell & Titus, LLP
New York, New York
June 27, 2008

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